TERRA NOVA GOLD CORP.


                                               TSX VENTURE EXCHANGE SYMBOL:  TGC
                                            FRANKFURT STOCK EXCHANGE SYMBOL: GLT
                                               BERLIN STOCK EXCHANGE SYMBOL: GLT

                                                                 AUGUST 27, 2003

NEWS  RELEASE


                    TERRA NOVA CLOSES $2.2 MILLION FINANCING
                    ----------------------------------------

Further to the news release dated February 5, 2003, Mr. David Patterson, Chairman of Terra Nova Gold Corp. ("the Company") provides an update on the status of the investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"). Pursuant to the terms of the investment agreement ORCH issued to the Company a total of 5,200,000 units in the capital of ORCH (the "Units") at the deemed price of 0.50 per Unit (each Unit consisting of one share and one warrant); and the Company issued to ORCH a secured loan note (the "Note") in the principal amount of 2,600,000. The Company has now sold the 5,200,000 Units and realized net sale proceeds of approximately $2,200,000.

In accordance with the terms of the investment agreement ORCH has converted the entire 2,600,000 principal amount of the Note to common shares of the Company at C$0.60 per share, for 10,825,966 shares (the "Conversion Shares"), calculated on a previously agreed conversion ratio between the British pound and the Canadian dollar of 1 to 2.4983. No interest was due or payable on the Note at that time, and so no interest was converted.

In addition, the Company has issued to ORCH share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Company at $0.45 per common share for a period of two years.

A finder's fee in the amount of 4% of the net sale proceeds is payable to Wellstar Capital Ltd.

The Company will use the proceeds from the sale of the Units on its advanced stage Cape Ray Gold Project, located in southwest Newfoundland, and for general working capital purposes.


                       On behalf of the Board of Directors

                              TERRA NOVA GOLD CORP.


                                "DAVID PATTERSON"
                                    Chairman